Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

July 22, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	Collectable Sports Assets, LLC
Offering Statement on Form 1-A
File No. 024-11178

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Collectable Sports Assets, LLC (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Wednesday, July 22, 2020 or as soon thereafter as is practicable.

We request that we be notified of such qualification by a telephone call to our counsel, Gary M. Brown at (615) 664-5330. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Mr. Brown via email at gary.brown@nelsonmullins.com.

Sincerely,

Collectable Sports Assets, LLC
By:	CS Asset Manager, LLC, its managing member

By:	/s/ Ezra Levine
Ezra Levine
Chief Executive Officer

cc:	Gary M. Brown